NOTICE TO SHAREHOLDERS

SUZANO S.A.
Publicly-held Company
Tax Id No. (CNPJ/MF) No.16.404.287/0001-55
NIRE 29.300.016.331

São Paulo, April 23rd, 2026 – Suzano S.A. (“Company” or “Suzano”) (B3: SUZB3 /NYSE: SUZ), hereby announces to its shareholders and to the general market that at the Annual and Extraordinary General Meeting held on this date, the distribution of additional dividends in the amount of R$5,627,858.70 (five million, six hundred and twenty-seven thousand, eight hundred and fifty-eight reais and seventy centavos) was approved, at the ratio of R$0.00455231 per Company share, considering the number of “ex treasury” shares on this date, declared out of the net accumulated earnings of the fiscal year ended December 31, 2025 (“Additional Dividends”).

The payment of Additional Dividends will be made until December 31, 2026, in local currency, based on the shareholding position held at the end of B3 S.A. – Brasil, Bolsa, Balcão trading session on April 29, 2026, without any adjustment or monetary restatement.

The Company’s shares shall be traded “ex-dividend” as of April 30, 2026, inclusive.

The shareholders will have their credits available according to the bank domicile provided to Itaú Corretora de Valores Mobiliários S.A., institution responsible for bookkeeping the Company’s shares.

For shareholders whose registration does not contain the registration of the Individual Taxpayer Registration Number (CPF) or General Taxpayers’ Registry (CNPJ) or the indication of “Bank/Agency/Current Account”, the dividends will only be credited after the registration update and within the terms determined by Itaú Corretora de Valores Mobiliários S.A.

Regarding holders of American Depositary Receipts traded on the New York Stock Exchange - NYSE, the payment of Additional Dividends will be made in accordance with the procedures applicable by the depositary bank The Bank of New York Mellon. There will be no monetary restatement or incidence of interest between the dividend declaration date and the effective payment date.

The Additional Dividends may be subject to withholding income tax, as well as income tax, under Law No. 15,270/25 and applicable law.

The Investor Relations team is available for any further clarification by calling +55 (11) 3503-9330 and by e-mail ri@suzano.com.br.

São Paulo, April 23, 2026.

Marcos Moreno Chagas Assumpção
Executive Vice-President of Finance and Investor Relations